DC

NO ACT

PE 3-19-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FIN[redacted]

07054726

May 14, 2007

RECD S.E.C.
MAY 1 4 2007
1086

Brian J. Henchey
Baker Botts LLP
2001 Ross Avenue
Dallas, TX 75201-2980

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 5/14/2007

Re: Centex Corporation
Incoming letter dated March 19, 2007

Dear Mr. Henchey:

This is in response to your letters dated March 19, 2007 and April 20, 2007 concerning the shareholder proposal submitted to Centex by The Nathan Cummings Foundation. We also have received a letter from the proponent dated April 16, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAY 2 4 2007
THOMSON
FINANCIAL

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Laura J. Shaffer
Manger of Shareholder Activities
The Nathan Cummings Foundation
475 Tenth Avenue, 14th Floor
New York, NY 10018

BAKER BOTTS LLP

2001 ROSS AVENUE
DALLAS, TEXAS
75201-2980

TEL +1 214.953.6500
FAX +1 214.953.6503
www.bakerbotts.com

AUSTIN
DALLAS
DUBAI
HONG KONG
HOUSTON
LONDON
MOSCOW
NEW YORK
RIYADH
WASHINGTON

RECEIVED
2007 MAR 19 PM 4:51

March 19, 2007

Brian J. Henchey
TEL +1 214.953.6576
FAX +1 214.661.4576
brian.henchey@bakerbotts.com

BY HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareholder Proposal of The Nathan Cummings Foundation*
Securities Exchange Act-Rule 14a-8

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), we hereby give notice on behalf of Centex Corporation, a Nevada corporation (the "**Company**"), of the Company's intention to omit from its proxy statement and form of proxy for its 2007 annual meeting of stockholders (collectively, the "**2007 Proxy Materials**") a shareholder proposal and statement in support thereof (the "**Proposal**") submitted to the Company by The Nathan Cummings Foundation (the "**Proponent**") under the cover of letter dated February 9, 2007. A copy of the Proposal is attached hereto as Exhibit A.

The Company expects to file the definitive 2007 Proxy Materials with the Commission on or about June 8, 2007. Accordingly, as contemplated by Rule 14a-8(j), this letter is being filed with the Commission more than 80 calendar days before the date upon which the Company expects to file the definitive 2007 Proxy Materials.

Pursuant to Rule 14a-8(j), we are enclosing herewith six copies of each of this letter and the accompanying exhibit. In accordance with Rule 14a-8(j) and the instructions contained in the letter accompanying the Proposal, a copy of this submission is being forwarded simultaneously to the Proponent. This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper. We have been advised by the Company as to all factual matters set forth herein.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "**Staff**"). Accordingly, we are taking this opportunity to inform the Proponent that if it elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal requests that the Company's board of directors "assess how the Company is responding to rising regulatory, competitive, and public pressure to address climate change" in its homebuilding operations and report its findings to shareholders "at reasonable cost and omitting proprietary information." In addition, the Proposal includes a supporting statement that emphasizes that "early action to reduce emissions and prepare for standards could provide competitive advantages, while inaction and opposition to climate change mitigation efforts could leave companies unprepared to deal with the realities of a carbon constrained economy."

DISCUSSION

As set forth more fully below, the Company believes that it may properly omit the Proposal from its 2007 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the conduct of the Company's ordinary business operations. In particular, as discussed below, we note that the Staff granted no action relief to Wells Fargo & Company ("**Wells Fargo**") on February 16, 2006 for a substantially similar proposal.

Rule 14a-8(i)(7) under the Exchange Act permits the exclusion of a shareholder proposal that deals with matters relating to a company's "ordinary business" operations. In 1998, the Commission clarified that the policy underlying this exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release No. 34-40018 (May 21, 1998) (the "**1998 Release**"). The Commission described the two "central considerations" underpinning the exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct stockholder oversight. *Id.* The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which the shareholders, as a group, would not be in a position to make an informed judgment." *Id.* In addition, the Staff has indicated that where a proposal requests a report on a specific aspect of the registrant's business, the Staff will consider whether the subject matter of the proposal relates to the conduct of ordinary business operations. Where it does, such proposal, although only requiring the preparation of a report, will be excludable. SEC Release No. 34-20091 (August 16, 1983).

A. The Proposal Involves Ordinary Business Matters Because It Relates to the Assessment of Risk.

We believe the Proposal is excludable under Rule 14a-8(i)(7) because, as an intended consequence of the requested internal assessment of the Company's response to "rising regulatory, competitive and public pressure to address climate change," the Proposal is seeking nothing less than the Company's assessment of the risks and liabilities associated with the operation of its residential construction business. The supporting statement amplifies this focus on risks and liabilities by referring to the potential "competitive advantages" to "early action to reduce emissions and prepare for standards" as contrasted with "companies unprepared to deal with the realities of a carbon constrained economy." Further, the broad usage of the terms "climate change," "greenhouse gas emissions," and "extreme weather events" in the Proposal and its introductory statement involve issues that are "fundamental to management's ability to run the company on a day-to-day basis."

It is important to evaluate the Proposal in light of the Company's residential construction business. As of December 31, 2006, the Company presently conducts homebuilding operations in 25 states and the District of Columbia in over 675 neighborhoods. In the introductory statement to the Proposal, the Proponent refers to the adverse effects of increased extreme weather events on the Company's operations. Due to the number of construction projects in progress across the United States at any given moment, any assessment of the weather-related effects of climate change to the Company's homebuilding business as a whole would be a task of tremendous scope that would require a detailed analysis for all ongoing and future construction sites.

While the Proponent also includes greenhouse gas emissions in its general discussion of "climate change," the introductory statement acknowledges that "emissions associated with the actual construction of homes may be relatively small" and admits that the <u>post-construction usage</u> of homes by homeowners results in a significant amount of CO^2 emissions. Thus, with respect to greenhouse gas emissions, the Proposal is seeking to "micro-manage" the affairs of the Company by attempting to impose certain types of technologies on the business operations of the Company to reduce emissions by the Company's homes.

In essence, the Proposal focuses on matters that involve the Company's fundamental day-to-day business activities and would require the Company to provide a detailed report that, in effect, summarizes the Company's ordinary business of building homes. In addition, the Proposal's requirement that the board report on its assessment of "rising regulatory, competitive and public pressures to address climate change" also deals with ordinary business activities, including the Company's compliance function and its governance processes for evaluating risks to the Company's reputation. The Proposal (as is clearly evident in its supporting statement) is in essence calling on the Company to undertake an internal assessment of the risks and benefits of the Company's current approach to climate change by creating a risk report and distributing it to shareholders--any assessment or evaluation of the pressures that the Company may experience as a result of climate change would require the identical action by the Company as an assessment of the risks and liabilities associated with climate change. Finally, the Proposal does not request that the Company change its policies nor does it claim that the production of the report itself would address an important social policy. Thus, the Company believes that the Proposal is precisely the type of report involving ordinary business activities noted by the Commission in the 1998 Release as falling within the ordinary business exclusion.

B. The Proposal Falls Within the Staff's Recent Guidance Issued in Staff Legal Bulletin No. 14C ("SLB 14C"), Published on June 28, 2005, as a Proposal Which May Be Omitted for Relating to the Ordinary Business Matter of Evaluating Risk.

In 2005, the Staff issued SLB 14C to allow companies to better assess whether shareholder proposals related to environmental or public health issues may be excluded from proxy materials under Rule 14a-8(i)(7). Specifically, in Section D.2. of SLB 14C, the Staff stated:

> "To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk.
>
> To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7)." (emphasis added).

Since the Proposal seeks an assessment of the adverse impact of the environment on the Company, it is our belief that the first category is more applicable to the present case and supports the exclusion of the Proposal pursuant to Rule 14a-8(i)(7). For example, it is well-established that shareholder proposals seeking a company's assessment of the financial implications of aspects of its business operations do not raise significant policy issues and instead delve into the minutiae and details of the ordinary conduct of a company's business. Here, the Proposal asks the Company to "assess its response" to pressures to address climate change and the supporting statement clearly indicates that the reason to do so is for "competitive advantages" to the Company. The supporting statement further states that "inaction and opposition to climate change mitigation efforts could leave companies unprepared to deal with the realities of a carbon constrained economy." All of these items, as well as other statements within the Proposal, clearly indicate a focus on the Company's internal risks and not on any overall social policy issue. As such, these are matters for the business judgment of management.

Section D.2. of SLB 14C discusses two principal no action letters addressing the evaluation of risks relating to environmental or public health issues. First, in Xcel Energy, Inc. (Apr. 1, 2003), the Staff granted relief under 14a-8(i)(7) allowing Xcel to exclude a proposal because the proposal requested a report on the economic risks of Xcel's prior, current and future emissions of carbon dioxide and other substances. The Xcel proposal requested the report to address, among other things, "the economic benefits of committing a substantial reduction" of such emissions related to its business operations. Similarly, the report requested by the Proposal will necessarily include the Company's assessment of the risks it may encounter if it ignores the trend of addressing climate change—indeed, the supporting statement makes reference to companies, due to inaction and opposition, being "unprepared to deal with the realities of a carbon constrained economy." Also, the Proposal references the financial and competitive advantages which may result from taking action to address climate change. The Proposal submitted to the Company involves a similar type of "risk versus benefit" report requested by the similarly drafted proposal in the Ryland Group, Inc. (February 13, 2006) (concurring that the company could exclude under Rule 14a-8(i)(7) a proposal requesting a report on the company's "response to rising regulatory, competitive and public pressure to increase energy efficiency" as an evaluation of risk relating to the company's ordinary business) (emphasis added).

In the second letter referenced in SLB 14C, Exxon Mobil Corp. (Mar. 18, 2005), the Staff did not concur that the company could exclude the submitted proposal under Rule 14a-8(i)(7). In Exxon Mobil Corp., the Exxon shareholder requested a report on specific environmental damage that would result from Exxon drilling for oil and gas in certain protected areas. The Exxon proposal focused on environmental issues relating to the adverse effect on the environment of Exxon Mobil Corp.'s operations, in contrast to this Proposal, which is focused on the exact opposite—the adverse effect of the environment on the Company's operations.

Here, the Proposal is effectively seeking a report on the Company's internal assessment of the risks and benefits associated with addressing climate change in its homebuilding business, and thus is consistent with the guidance provided by the Staff regarding excludable proposals.

As a general matter, the Staff has consistently allowed exclusion of proposals seeking detailed information on a company's assessment of the risks and benefits of aspects of its business operations which do not raise significant policy issues and instead delve into the minutiae and details of the ordinary conduct of business. In The Dow Chemical Co. (February 23, 2005), the Staff concurred that the company could exclude a proposal requesting a report describing the reputational and financial impact of an environmental policy on Rule 14a-8(i)(7) grounds because it related to the company's ordinary business operations (*i.e.*, evaluation of risks and liabilities). In The Dow Chemical Co. (February 13, 2004), the Staff concurred that the company could exclude under Rule 14a-8(i)(7) a proposal requesting a report related to certain toxic substances, including "the reasonable range of projected costs of remediation or liability." In concurring with the exclusion of the proposal, the Staff noted that it related to an evaluation of risks and liabilities. *See* also Willamette Industries, Inc. (March 20,2001) (excluding a proposal related to a request for a report on environmental problems, including "an estimate of worst case financial exposure due to environmental issues for the next ten years"); Potlatch Corp. (February 13, 2001) (excluding a proposal related to a request for a report that was to include an assessment of environmental risks).

With respect to proposals dealing with climate change, the Proposal is similar to other proposals requesting an assessment of a company's strategies to address the impact of climate change on a company's business that the Staff has concluded may be excluded under Rule 14a-8(i)(7) as relating to an evaluation of risk and ordinary business operations.

For example, in American International Group, Inc. (February 11, 2004), the Staff ruled that a proposal requesting the board to prepare a report providing a comprehensive assessment of the company's strategies to address the impacts of climate change on its business related to the company's ordinary business operations, and could be excluded. *See* also The Chubb Corporation (January 25, 2004) (identical proposal regarding the assessment of the company's strategies to address the impacts of climate change excluded). In both American International Group, Inc. and The Chubb Corporation the Staff found that an assessment of a company's strategies to address the impact of climate change necessarily requires an evaluation of risk and benefits and is related to ordinary business operations. As noted above, the Company believes that the report requested by the Proposal necessitates an extensive analysis of the effects of climate change on the Company's business, including a review of the detailed operational processes that are part of the Company's ordinary business operations involving risk and liability assessment, and, therefore, is similar to American International Group, Inc. and The Chubb Corporation. *See* also Hewlett Packard Company (December 12, 2006) (excluding a proposal requesting a report on the development of a greenhouse gas emissions policy).

More recently, the Staff granted no action relief under Rule 14a-8(i)(7) to Wells Fargo & Company (February 16, 2006) where a shareholder proposal requested Wells Fargo to report to shareholders on the effect on Wells Fargo's business strategy of the challenges created by global climate change. *See* also Wachovia Corporation (February 10, 2006) (excluding a climate change proposal similar to the proposal in Wells Fargo). The subject matter, including an assessment of both rising public and regulatory pressures to limit greenhouse gases and an increase in dramatic weather patterns, is substantially similar to the Proposal, as is the effect of the Wells Fargo proposal on the distributed nature of Wells Fargo's operations. In Wells Fargo, the Staff concluded that the Wells Fargo may exclude the proposal under Rule 14a-8(i)(7) as relating to Wells Fargo's ordinary business operations (i.e., evaluation of risk). In our view, the Proposal, like the Wells Fargo proposal, also improperly calls upon management to conduct an internal assessment of risk to the Company and may be excluded under Rule 14a-8(i)(7). *See* also The Chubb Corporation (February 26, 2007) (excluding a proposal requesting a report on the company's position on climate change, including "the effect climate change may have on our company, and steps Chubb is taking in response to climate change concerns").

In short, the Company believes that the Proposal focuses on the Company's fundamental day-to-day business operations and involves a matter that requires an internal assessment of the risks and liabilities on the daily operations of the Company in its numerous geographies. Moreover, the Proposal probes "deeply into matters of a complex nature upon which the shareholders, as a group, would not be in a position to make an informed judgment." *See* the 1998 Release. Finally, a proposal may be excluded in its entirety when it addresses ordinary business matters even if it also touches upon a policy matter. The fact that the Proposal mentions greenhouse gas emissions and climate change does not remove it from the scope of Rule 14a-8(i)(7) because the Proposal fundamentally addresses the benefits, risks and liabilities the Company faces as a result of its response to regulatory, competitive and public pressure to address climate change. Accordingly, based on the foregoing and in view of the consistent position of the Staff on prior proposals relating to similar issues, the Company believes that it may properly omit the Proposal under Rule 14a-8(i)(7).

C. The Proposal Falls Within the Staff's Precedents, as a Proposal Which May be Omitted for Relating to the Ordinary Business Matter of Choice of Technologies.

While the Proponent's request for a report focuses on risk assessment, the introductory statement's focus on the greenhouse gas emissions associated with the end-use of the Company's homes, points to the use of green building technologies to reduce greenhouse gas emissions. The Company's choice of building technologies and materials in homes is not an appropriate subject matter for shareholder consideration. The Staff has, on several occasions, granted relief under 14a-8(i)(7) where a shareholder proposal related to a company's choice of technologies.

In WPS Resources Corp. ("WPS") (February 16, 2001) the Staff allowed WPS, a utility company, to exclude a shareholder proposal requesting that it develop new co-generation facilities and improve energy efficiency. The Staff granted relief to WPS to exclude the proposal because the proposal dealt with "ordinary business operations" (i.e., choice of technologies). The Staff also granted relief under 14a-8(i)(7) in International Business Machines Corp. ("IBM") (January 6, 2005), where the proposal requested a report on the design and development of IBM's software products. In the context of the Proposal's introductory statement, the Proponent's request for a report assessing how the company is responding to rising regulatory, competitive and public pressures to address climate change appears to charge the board with evaluating and assessing certain building technologies and designs as they relate to greenhouse gas emissions.

The Company believes that the evaluation, balancing and implementation of policies and business practices in relation to building technologies and designs, involve complex, detailed decision-making processes and judgments that are and should be within the realm of management authority, and should not be within the ambit of matters submitted to decision-making by shareholders. Furthermore, in relation to these complex, detailed decision-making processes and judgments, the Company's management should have full flexibility and latitude to balance all proper criteria that it deems relevant, including social and environmental factors as well as business, operational, profitability and other factors. In summary, the Company's choice of building technologies and designs is not an appropriate subject for shareholder consideration, and the Proposal should be excludable as part of the Company's ordinary business choice of technology.

* * *

Based on the foregoing, the Company believes that the Proposal may properly be excluded from its 2007 Proxy Materials under Rule 14a-8(i)(7), as it deals with the ordinary business operations of the Company both by focusing on an inappropriate subject matter, the internal assessment of risk, and seeking to micro-manage the Company by imposing a choice of technology on the Company.

Staffs Use of Facsimile Numbers for Response

Pursuant to Staff Legal Bulletin 14C, in order to facilitate transmission of the Staff's response to our request during the highest volume period of the shareholder proposal season, our facsimile number is (214) 661-4576 and the Proponent's facsimile number is (212) 787-7377 (The Nathan Cummings Foundation).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Commission concur that it will take no action if the Company excludes the Proposal from its 2007 Proxy Materials. If the Staff does not concur with the positions of the Company discussed above, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response. In addition, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

Please call the undersigned at (214) 953-6576 if you should have any questions or need additional information. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it to our messenger.

Sincerely,

Brian J. Henchey

Brian J. Henchey

Enclosures

cc: Paul Johnston
Vice President and Corporate Counsel
Centex Corporation
2728 North Harwood
Dallas, Texas 75201-1516
Fax: (214) 981-6975

DAL02:480506.3

Lance E. Lindblom
Laura J. Shaffer
The Nathan Cummings Foundation
475 Tenth Avenue, 14th Floor
New York, New York 10018
Fax: (212) 787-7377

EXHIBIT A

THE · NATHAN · CUMMINGS · FOUNDATION

February 9, 2007

James R. Peacock III
VP, Deputy General Counsel & Secretary
Centex Corporation
2728 N. Harwood Street
Dallas, Texas 75201

Dear Mr. Peacock:

The Nathan Cummings Foundation is an endowed institution with approximately $535 million of investments. As a private foundation, the Nathan Cummings Foundation is committed to the creation of a socially and economically just society and seeks to facilitate sustainable business practices by supporting the accountability of corporations for their actions. As an institutional investor, the Foundation believes that the way in which a company approaches major public policy issues has important implications for long-term shareholder value.

It is with these considerations in mind that we submit this resolution for inclusion in Centex Corporation's proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate an indication in the proxy statement that the Nathan Cummings Foundation is the primary proponent of this resolution. At least one representative of the filers will attend the stockholders' meeting to move the resolution as required by the rules of the Securities and Exchange Commission.

The Nathan Cummings Foundation is the beneficial owner of over $2,000 worth of shares of Centex Corporation stock. Verification of this ownership, provided by Northern Trust, our custodian bank, is included with this letter. We have continuously held over $2,000 worth of the stock for more than one year and will continue to hold these shares through the shareholder meeting.

If you have any questions or concerns about this resolution, please contact Laura Shaffer at (212) 787-7300. Thank you for your time.

Sincerely,

Lance E. Lindblom
President and CEO

Laura J. Shaffer
Manager of Shareholder Activities

cc: Interfaith Center on Corporate Responsibility Members and Associates

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

WHEREAS:

The Intergovernmental Panel on Climate Change recently concluded that warming of the climate system is unequivocal and that human activity is the main cause. In January, chief executives of 10 major US corporations called on Congress to pass a mandatory program for the reduction of greenhouse gas (GHG) emissions. Regulations addressing GHG emissions already exist in 28 states and Congress is now debating the best way to address the problem.

Analysts at firms such as Goldman Sachs, McKinsey and JPMorgan Chase have publicly recognized the possible financial implications of climate change and have raised concerns about companies that do not adequately disclose them. According to the Conference Board, "climate change is a fact of life for business in the 21st century...businesses that ignore the debate over climate change do so at their peril."

There is increasing recognition that climate change will have important impacts on all sectors of the economy. According to Institutional Shareholder Services, "...the scope of impact has expanded beyond the industries generally associated with emissions (energy, oil/gas, auto) . . . climate change has a measurable impact on companies in all industries."

Although emissions associated with the actual construction of homes may be relatively small, emissions associated with our company's end-product are significant. According to the Environmental Protection Agency (EPA), residential end-use accounted for 21 percent of CO_2 emissions from fossil fuel combustion in 2004.

In addition to facing pressure to limit the emissions associated with the homes they build, homebuilders may be vulnerable to the effects of climate change on several other fronts. For instance, according to *Business Week*, many scientists agree that the warmer temperatures resulting from climate change are causing more powerful storms and perhaps intensifying extreme weather events including drought and wild fires. Such events can have significant impacts on homebuilders' operations. As Centex notes in its 2006 10-K, "The occurrence of natural disasters or adverse weather conditions in the areas in which we operate can delay new home deliveries, increase costs by damaging inventories of homes and construction materials, reduce the availability of raw materials and skilled labor, and negatively impact the demand for new homes in affected areas."

RESOLVED:

The shareholders request that the Board assess how the company is responding to rising regulatory, competitive and public pressure to address climate change and report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2007.

SUPPORTING STATEMENT:

We believe that management best serves shareholders by carefully assessing and disclosing all pertinent information on its response to climate change. We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages, while inaction and opposition to climate change mitigation efforts could leave companies unprepared to deal with the realities of a carbon constrained economy.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000

Northern Trust

February 9, 2007

To Whom It May Concern:

This letter will verify that the Nathan Cummings Foundation held 83 shares of Centex Corp worth $4,477.85 as of February 9, 2007. The Nathan Cummings Foundation has held at least $2,000 worth of shares of Centex Corp for more than one year and will continue to hold at least $2,000 worth of shares at the time of your next annual meeting.

The Northern Trust Company serves as custodian and record holder for the Nathan Cummings Foundation. The above mentioned shares are registered in a nominee name of the Northern Trust.

This letter will further verify that Laura Shaffer is a representative of the Nathan Cummings Foundation and is authorized to act in their behalf with respect to matters pertaining to this proposal.

Sincerely,

Frank Fauser
Second Vice President

Holdings for Nathan Cummings Foundation as of February 9, 2007

Custodian: Northern Trust Company

Account name	Account #	Asset Description	Shares	Market Value	Cusip	Symbol
N CUMMINGS	26-91300	Centex Corp	83.00	4,477.85	152312104	CTX

THE · NATHAN · CUMMINGS · FOUNDATION

2007 APR 17 PM 12: 52

RECEIVED

April 16, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by Centex Corporation to omit shareholder proposal submitted by The Nathan Cummings Foundation

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, The Nathan Cummings Foundation (the "Foundation") submitted a shareholder proposal (the "Proposal") to Centex Corporation ("Centex" or the "Company"). The Proposal asks Centex's board to "assess how the Company is responding to rising regulatory, competitive and public pressure to address climate change and report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2007."

By letter dated March 19, 2007, Centex stated that it intends to omit the Proposal from the proxy materials to be sent to shareholders in connection with the 2007 annual meeting of shareholders and asked for assurance that the Staff would not recommend enforcement action if it did so. Centex argues that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7), as relating to Centex's ordinary business operations.

Rule 14a-8(i)(7) allows a company to exclude a proposal that "deals with a matter related to the company's ordinary business operations." Centex urges that the Proposal implicates the Company's ordinary business operations because it (a) seeks an assessment of risk and (b) deals with Centex's choice of technologies. Neither contention is supported by the Proposal's language or prior Staff determinations.

The Proposal Does Not Ask for a Risk Assessment

Centex argues that the Proposal "is seeking nothing less than the Company's assessment of the risks and liabilities associated with the operation of its residential construction business." In Staff Legal Bulletin 14C ("SLB 14C"), the Staff clarified the

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

circumstances under which a company can rely on the ordinary business exclusion to omit a proposal relating to the environment or public health on the grounds that it asks for an evaluation of risks and benefits. SLB 14C states:

> In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole. To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

Here, the Proposal does not focus on an internal assessment of risks or liabilities but instead focuses on the steps Centex is taking to minimize or eliminate operations that may adversely affect the environment. The bulk of the supporting statement is devoted to a discussion of greenhouse gas emissions and the increasing pressure on companies in all industries to minimize the contribution made by their operations and products to climate change.

There is no mention of risk or liabilities in the Proposal, nor does the Proposal even hint at the kind of balancing inherent in a cost-benefit analysis. Rather, the Proposal asks Centex to tell shareholders what steps, if any, Centex is taking to reduce the impact of its products on the earth's climate. If Centex is not taking any steps, the board could comply with the Proposal by simply disclosing that fact and indicating that it believes such inaction is the appropriate response.

That end-use accounts for the vast majority of Centex's emissions does not change the analysis. Constraints on carbon emissions affect not only direct emitters such as utilities but also companies like Centex whose impact is felt indirectly through their products. For example, Centex may change its home designs in order to reduce the amount of greenhouse gas emissions produced by its homes and ensure that its homes appeal to the desired market segment. An automaker may decide to emphasize fuel efficiency more, which would reduce the impact of its products on the environment and position it to succeed in an environment in which auto emissions are more highly regulated. Indeed, the fact that Centex's homebuilding activities themselves are not significant emitters undercuts the argument that the Proposal implicates Centex's day-to-day operations.

Nor does the possibility of competitive advantage to Centex flowing from emissions reductions automatically transform the Proposal into a risk assessment, as Centex seems to assert. Shareholders like the Foundation submit proposals that they believe will be value-enhancing for the companies in which they invest. It would defy logic to require that a proponent not discuss the positive impact a proposal's implementation might have in order to avoid exclusion on risk assessment grounds.

The determinations cited by Centex are inapposite because the proposals differed significantly from the Proposal. In Xcel Energy, Inc.,[1] the proposal specifically asked for a risk-benefit analysis relating to specific substances. It requested that the company report to shareholders on "(a) the economic risk associated with the Company's past, present, and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions and (b) the economic benefits of committing a substantial reduction of those emissions related to its current business activities (i.e., potential improvement in competitiveness and profitability)." Unlike here, the competitive impact of changes in company behavior were not an argument in the supporting statement, but rather were an element of the analysis Xcel was asked to perform. In Hewlett-Packard Company,[2] the proposal sought a cost-benefit analysis of the company's policy on greenhouse gas emissions.

Similarly, the proposals in The Dow Chemical Company (2005),[3] The Dow Chemical Company (2004),[4] Willamette Industries, Inc.[5] and Potlatch Corp.[6] clearly fell within the risk assessment reasoning because they all explicitly sought a financial analysis of particular risks or liabilities related to the environment. The Ryland[7] proposal focused on energy efficiency, a narrower subject than climate change and one that the Staff had never found—in contrast to climate change--to implicate a significant social policy issue.

The determinations in American International Group[8] and Chubb[9] should not be generalized outside the insurance industry. There, both companies argued that proposals dealing with the effects of climate change on their business strategies by necessity involved risk assessment because pricing risk is the core business of insurance companies. Centex's business is not the pricing of risk. Moreover, unlike the Proposal, the AIG and Chubb proposals, as well as the proposals in Wells Fargo[10] and Wachovia,[11] did not focus on the measures those companies were taking to reduce harm to the environment, which SLB 14C states is required in order to avoid exclusion. Accordingly, Centex should not be permitted to omit the Proposal in reliance on the ordinary business exclusion.

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1 Xcel Energy Inc. (publicly available Jan. 22, 2003).
2 Hewlett-Packard Company (publicly available Dec. 13, 2006).
3 The Dow Chemical Company (publicly available Feb. 23, 2005).
4 The Dow Chemical Company (publicly available Feb. 13, 2004).
5 Willamette Industries, Inc. (publicly available Mar. 20, 2001).
6 Potlatch Corp. (publicly available Feb. 13, 2001).
7 Ryland Group, Inc. (publicly available Feb. 13, 2006).
8 American International Group, Inc. (publicly available Feb. 11, 2004).
9 Chubb Corporation (publicly available Jan. 25, 2004).
10 Wells Fargo & Company (publicly available Feb. 16, 2006).
11 Wachovia Corporation (publicly available Feb. 10, 2006).

The Proposal Does Not Try to Impose any Particular Technology on Centex

Centex contends that the Proposal is also excludable on ordinary business grounds because it attempts to constrain the Company's choice of building technologies and designs. But the Proposal does no such thing. It only asks Centex to assess and report to shareholders on any steps it has taken to address climate change. Centex could implement the Proposal without changing any of its building technologies or designs.

In the determinations relied on by Centex, the proposals themselves urged the companies to adopt particular technologies. The proposal in WPS[12] suggested that the company make eight changes, many of which involved specific technologies including small-scale co-generation technologies and off peak powered phase change air conditioning technologies. Likewise, the proposal in IBM[13] urged the company to "take steps to offer IBM customers software technology that enables the customers to express their software with simplicity as advanced as was allowed by technology that was designed at IBM 30 years ago." Specifying a particular technology is clearly the kind of micromanagement the ordinary business exclusion is intended to prevent. The Proposal does not cross this line, however, making exclusion inappropriate.

If you have any questions or need anything further, please do not hesitate to call me at (212) 787-7300. The Foundation appreciates the opportunity to be of assistance in this matter.

Very truly yours,

Laura J. Shaffer
Manager of Shareholder Activities

cc: Brian J. Henchey, Esq.
fax # 214-661-4576

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[12] WPS Resources Corporation (publicly available Feb. 16, 2001).

[13] International Business Machines Corp. (publicly available Jan. 6, 2005).

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ORIGINAL

April 20, 2007

Brian J. Henchey
TEL +1 214.953.6576
FAX +1 214.661.4576
brian.henchey@bakerbotts.com

BY HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Letter from The Nathan Cummings Foundation dated April 16, 2007 Opposing Request for Omission of the Shareholder Proposal Submitted on February 9, 2007 by The Nathan Cummings Foundation to Centex Corporation*

Ladies and Gentlemen:

We are counsel to Centex Corporation ("**Centex**" or the "**Company**") and, on behalf of Centex on March 19, 2007, we submitted a letter requesting that the staff of the Division of Corporate Finance (the "**Staff**") concur that it will not recommend enforcement action if Centex omits a shareholder proposal and supporting statement (the "**Proposal**") submitted on February 9, 2007 by The Nathan Cummings Foundation (the "**Proponent**"). On April 16, 2007, we received a facsimile of a letter from the Proponent (the "**Response Letter**") responding to our request seeking omission of the Proposal.

We would like to respond to three specific points raised by the Proponent in its Response Letter.

1. Preparation of the Report Requested by the Proposal Requires an Internal Assessment of Risks and Liabilities Consistent with the Guidance in Staff Legal Bulletin 14C.

The Response Letter asserts that the Proposal "does not focus on an internal assessment of risks or liabilities but instead focuses on the steps Centex is taking to minimize or eliminate operations that may adversely affect the environment." This statement is not correct. The focus of the Proposal is not the environment or the public's health, but rather the risks and benefits of modifying Centex's ordinary business operations. Nowhere in the Proposal does the Proponent directly call for Centex to reduce or eliminate greenhouse gas (GHG) emissions or eliminate the use of fossil fuels.

As stated in Section D of Staff Legal Bulletin 14C, when reviewing a proposal under the Rule 14a-8(i)(7) exclusion, the Staff looks at both the proposal and the supporting statement as a whole. By its plain text reading, the Proposal is seeking to require the Board of Directors to "assess how the company is responding to rising regulatory, competitive and public pressure to address climate change." (emphasis added) When this exercise is coupled with the Proponent's focus on GHG emissions by Centex, the Board will be tasked with conducting both a cost/benefit analysis and an assessment of GHG-related risks regarding Centex's home designs, building techniques and technologies absent which the Proponent asserts will leave Centex "unprepared to deal with the realities of a carbon-constrained economy."

Furthermore, the Proponent's generic usage of the term "climate change" appears to refer to a number of factors in addition to GHG emissions. Additional factors referenced in the Proposal include global warming, extreme weather events and a carbon-constrained economy. As the Proposal calls for the assessment and disclosure of "all pertinent information" on Centex's response to climate change, it is reasonable to assume that these factors do not constitute an exclusive list. Thus, the report will also require a comprehensive identification and assessment of all factors related to "climate change" that are relevant to the Company's homebuilding business, which factors may vary from geography to geography. In addition, the Proposal's reference to both GHG emissions and extreme weather events touches on the fact that two separate risk/liability assessments are implicated—(i) the effect of the Company's operations on climate change (*e.g.*, GHG emissions), and (ii) the effect of climate change on the Company's operations (*e.g.*, extreme weather events). Therefore, to generate the report requested by the Proposal, the Board must engage in a multi-level analysis where an assessment of risks and liabilities will be required at each level. As a result, the report will necessarily include the types of risks and benefits called for by the Proposal. The Company's request to omit the Proposal is consistent with the Staff's view that a proposal calling for an assessment of company exposure to competitive, reputational and regulatory risks is excludable under Rule 14a-8(i)(7).

2. The Proposal Is Identical in Effect to Excluded Shareholder Proposals Dealing with Energy Efficiency.

In the Proposal and in the Response Letter, the Proponent confirms that Centex's homebuilding activities are not significant emitters of GHGs and that the GHGs indirectly attributable to Centex arise from people living in Centex-built homes. Since, as the Proposal states, "residential end-use accounted for 21 percent of CO2 emissions from fossil fuel combustion in 2004," the true focus of the Proposal appears to implicate a reduction in energy usage by the Company's homes through an increase in energy efficiency. Thus, the Proposal may be read as an attempt to avoid the fate of energy efficiency shareholder proposals previously submitted to homebuilders. In Ryland Group, Inc. (February 13, 2006) and Pulte Homes, Inc. (March 1, 2007), the Staff allowed exclusion by the two homebuilders of shareholder proposals that are similarly structured to the Proposal except that they reference an assessment related to "energy efficiency" rather than "climate change." For this reason, the Proposal's oblique focus on energy efficiency also has the practical effect of advocating for the adoption of specific technologies and building designs to increase the efficiency of the Company's homes, which is not an appropriate matter for shareholder consideration.

3. The Proposal is Not Materially Different from Excluded Shareholder Proposals Dealing with Climate Change.

The Response Letter objects to the Company's reliance on the Staff's exclusion of shareholder proposals in Wachovia Corporation (February 10, 2006) and Wells Fargo & Company (February 16, 2006). We do not agree—the referenced no-action letters bear directly on the omission of the Proposal. The Wachovia and Wells Fargo proposals each broadly referred to "global climate change," and included general background information in the supporting statement that was not specifically tailored to the businesses of either Wachovia or Wells Fargo. In addition, the resolution clauses of each of these proposals call for a report strongly resembling the one requested by the Proposal:

> "a report to shareholders by October 2006 on the effect of our company's business strategy of the challenges created by global climate change. The report should include, but need not be limited to, a discussion of the effects of (a) rising public and regulatory pressures to limit the emissions of greenhouse gases, and (b) anticipated changes to our physical environment."

Each of Wachovia and Wells Fargo requested exclusion on the grounds that the proposals dealt with matters relating to the conduct of each company's ordinary business operations, specifically the assessment of risks and liabilities of global climate change as it relates to the companies' businesses. The fact that Wachovia and Wells Fargo are financial institutions and the Company is a homebuilder is not determinative as to whether the Proposal should be included where the others were excluded. The Proponent argues otherwise in the Response Letter and asserts that the proposals in American International Group, Inc. (February 11, 2004) and The Chubb Corporation (January 25, 2004), each of which was cited by Wachovia and Wells Fargo, should not be "generalized outside of the insurance industry." Indeed, the proponent in Wells Fargo made a similar argument in its response letter.[1] The Company believes otherwise as supported by the Staff's exclusion of the proposals at issue in both Wachovia and Wells Fargo.

* * *

Based on the Company's request for omission of the Proposal and the inapplicability of the Proponent's response, the Company respectfully requests the Staff's concurrence that the Proposal may be omitted from the Company's 2007 proxy materials.

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[1] Letter to the Staff dated January 25, 2006 from the Service Employees International Union Master Trust.

If you have any questions or need additional information, please contact the undersigned. We appreciate your attention to this request.

Sincerely,

Brian J. Henchey

cc: Paul Johnston
Vice President and Corporate Counsel
Centex Corporation
2728 North Harwood
Dallas, Texas 75201-1516
Fax: (214) 981-6975

By facsimile:

Laura J. Shaffer
The Nathan Cummings Foundation
475 Tenth Avenue, 14th Floor
New York, New York 10018
Fax: (212) 787-7377

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

May 14, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Centex Corporation
Incoming letter dated March 19, 2007

The proposal requests that the board assess how the company is responding to rising regulatory, competitive and public pressure to address climate change.

There appears to be some basis for your view that Centex may exclude the proposal under rule 14a-8(i)(7), as relating to Centex's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Centex omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

END